AB 6/20



SECURITIES AND EXCHANGE COMMISSION

12063218

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
Hours per response...12.00

SEC FILE NUMBER
8-66964

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2011 (MM/DD/YY) AND ENDING March 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DELAER:

US Arma Partners, LP

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Palo Alto Square, Suite 100, 3000 El Camino Real
(No. and Street)

Palo Alto (City) **CA** (State) **94306** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Schroder **(650) 328-8207** (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper, LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620 (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 10 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James Schroder** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **US Arma Partners LP** as of **March 31, 2012**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PARTNER

Title

Subscribed and sworn to before me
this 29 day of May 2012



Notary Public


LEAH M. RESCATE
Commission # 1872002
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*


EISNERAMPER
ACCOUNTANTS & ADVISORS



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
US Arma Partners, LP

We have audited the accompanying statement of financial condition of US Arma Partners, LP (the "Partnership") as of March 31, 2012, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Arma Partners, LP as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, California
May 29, 2012

US ARMA PARTNERS, LP
Statement of Financial Condition
March 31, 2012

Assets	
Cash	$ 3,437,693
Accounts receivable, net	93,879
Deposits	5,834
Other current assets	8,321
Fixed assets, net	22,077
Total assets	$ 3,567,804
Liabilities and Partners' Capital	
Liabilities	
Accounts payable and accrued liabilities	$ 120,279
Bonus payable	342,252
Payable to affiliate	782,161
Total liabilities	1,244,692
Partner's capital	2,323,112
Total liabilities and partners' capital	$ 3,567,804

See Accompanying Notes to Financial Statements

US ARMA PARTNERS, LP
Statement of Operations
Year Ended March 31, 2012

Revenues	
Consultancy and transaction fees	$ 3,063,630
Intercompany service income	862,634
Interest income	3,456
Total revenues	3,929,720
Expenses	
Employee compensation and benefits	1,063,743
Consulting and advisory fee commission	890,174
Intercompany service expense	239,939
Travel	144,911
Rent	129,630
Information technology, telephone and market data	107,513
Professional fees	93,583
General and administrative	40,952
Bad debt expense	32,500
Depreciation	11,759
Total expenses	2,754,704
Net income	$ 1,175,016

See Accompanying Notes to Financial Statements

US ARMA PARTNERS, LP

Statement of Changes in Partners' Capital

Year Ended March 31, 2012

Partners' capital, beginning of year	$ 1,873,843
Net income	1,175,016
Contributions	281,521
Distributions	(1,007,268)
Partners' capital , end of year	$ 2,323,112

See Accompanying Notes to Financial Statements

US ARMA PARTNERS, LP
Statement of Cash Flows
Year Ended March 31, 2012

Cash flows from operating activities:	
Net income	$ 1,175,016
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,759
Increase in accounts receivable	(81,879)
Decrease in deposits	253
Decrease in prepaid expenses	14,450
Increase in other current assets	(8,321)
Increase in accounts payable and accrued liabilities	54,244
Decrease in bonus payable	(162,346)
Increase in payable to affiliate	85,828
Total adjustments	(86,012)
Net cash provided by operating activities	1,089,004
Cash flows from investing activities:	
Purchases of fixed assets	(2,994)
Cash flows from financing activities:	
Capital contributions	281,521
Distributions to partners	(1,007,268)
Net cash used in financing activities	(725,747)
Net increase in cash	360,263
Cash , beginning of year	3,077,430
Cash , end of year	$ 3,437,693

See Accompanying Notes to Financial Statements

US ARMA PARTNERS, LP
Notes to Financial Statements
March 31, 2012

1. Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the partners of Arma Partners, LLP ("UK Arma"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Services Authority in the United Kingdom. Arma Partners, LLC does not have any capital balance in the Partnership.

Cash

Cash consists of cash on deposit with two commercial banks which at times may exceed federally insured limits. Cash also includes deposits in a money market account which is not federally insured. The Partnership has not experienced any losses in such accounts.

Revenue Recognition

Consultancy and transaction fees are recognized as per the terms of respective service agreements. Intercompany service income is earned from providing merger-and-acquisition services to clients of the affiliate. The service income is recognized as per terms of the service agreement with the affiliate.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay. At March 31, 2012, the allowance for bad debts totaled $32,500.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners. Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Partnership is no longer subject to examination by tax authorities for years before 2007.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currencies

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the financial statements. Income and expenses incurred in foreign currencies are translated at the rates of exchange prevailing at the time of the transaction.

2. Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Partnership has no current claims or losses pursuant such contracts.

3. Fixed Assets, net

Fixed assets, net consists of the following:

Computer and office equipment	$ 45,966
Furniture	17,039
	63,005
Accumulated depreciation	(40,928)
Fixed assets, net	$ 22,077

4. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Partnership had net capital of $2,193,001, which was $2,110,022 in excess of its required net capital of $82,979. The Partnership's net capital ratio was 0.5675 to 1.

5. Lease Obligation

The Partnership leases its office facility under the terms of an operating lease that expires on May 31, 2012. On April 27, 2012, the Partnership renewed the current lease agreement to extend the period of lease until May 31, 2015. Future minimum lease payments under this lease are as follows:

Year Ending March 31		
2013	$	126,324
2014		134,439
2015		138,374
2016		23,172
Total	$	422,309

Rent expense for the year ended March 31, 2012 was $129,630.

6. Related Party Transactions

The Partnership is party to an expense-sharing agreement with UK Arma, under which the Partnership is responsible for a portion of direct and indirect costs incurred in the provision of support services. The direct and indirect costs include a proportion of the office costs and supplies, marketing, legal, partner costs and wages of the financial and administrative staff incurred by UK Arma in accordance with the agreement.

The agreement also provides for the Partnership to reimburse UK Arma for time spent by UK Arma staff and partners for performing any services on behalf of the Partnership. Similarly, UK Arma also reimburses the Partnership for time spent by the Partnership's staff and partners for performing any services on behalf of UK Arma.

For the year ended March 31, 2012 intercompany income (expenses) included in the statement of operations consisted of:

Amounts received by the Partnership from UK Arma for services provided	$ 862,634
Expenses paid by the Partnership under the expense sharing agreement	(239,939)
Intercompany service income, net	$ 622,695

At March 31, 2012, the Partnership had a payable to the affiliate of $782,161, representing the net amounts due to and due from UK Arma for services provided or received and amounts payable in accordance with the expense sharing agreement.

7. Concentrations of Credit Risk

For the year ended March 31, 2012, one client accounted for approximately 81% of the consultancy and transaction fee revenue.

8. Subsequent Events

Management evaluated subsequent events through May 29, 2012 the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period April 1, 2011 through May 29, 2012, capital distributions to limited partners totaled $564,850.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: US Arma Partners, LP as of March 31, 2012

Item			Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition				$ 2,323,112	3480
2.	Deduct ownership equity not allowable for Net Capital				( )	3490
3.	Total ownership equity qualified for Net Capital				2,323,112	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities				$ 2,323,112	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		130,111	3540		
	B. Secured demand note delinquency			3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charge.			3600		
	D. Other deductions and/or charges			3610	(130,111)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				2,193,001	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. Contractual securities commitments			3660		
	B. Subordinated securities borrowings			3670		
	C. Trading and investment securities:					
		1. Exempted Securities		3735		
		2. Debt securities		3733		
		3. Options		3730		
		4. Other securities		3734		
	D. Undue Concentration			3650		
	E. Other (List)			3736	( )	3740
10.	Net Capital				$ 2,193,001	3750

OMIT PENNIES

Note B: Non-allowable assets

Accounts receivable	$ 93,879
Deposits	5,834
Fixed assets, net	22,077
Other assets	8,321
Total	$130,111

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: US Arma Partners, LP as of March 31, 2012

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required (6 2/3% of line 19)			$ 82,979	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 82,979	3760
14. Excess net capital (line 10 less 13)			$2,110,022	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 2,068,532	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			$ 1,244,692	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 1,244,692	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			56.75 %	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SUPPLEMENTARY INFORMATION

SCHEDULE II

US ARMA PARTNERS, LP
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
March 31, 2012

The Partnership claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

US ARMA PARTNERS, LP
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
March 31, 2012

The Partnership claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

SCHEDULE IV

US ARMA PARTNERS, LP
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
March 31, 2012

1. Reconciliation of Computation of Net Capital with Partnership's Computation (included in Part II of Form X-17A-5 as of March 31, 2012)

	Net Capital	Aggregate Indebtedness	Percentage
Computation as reported in Partnership's Part II of Form X-17A-5 FOCUS report (unaudited)	$ 2,068,250	$ 1,369,443	66.21%
Adjustments:			
Decrease in bonus payable	92,251	(92,251)	
Allowance for bad debts erroneously included in aggregate indebtedness	32,500	(32,500)	
Computation per Schedule I (audited)	$ 2,193,001	$ 1,244,692	56.75%

2. Reconciliation of Computation of Reserve Requirements

The Partnership claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

To the Partners
US Arma Partners, LP

In planning and performing our audit of the financial statements of US Arma Partners, LP (the "Partnership"), as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
May 29, 2012



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

Independent Accountants' Report on Applying Agreed Upon-Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners
US Arma Partners, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2012, which were agreed to by US Arma Partners, LP (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding check payments noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2012 with the amounts reported in Form SIPC-7 for the year ended March 31, 2012 noting no differences;
3. No adjustments were reported on Form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
May 29, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended March 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066964 FINRA MAR
US ARMA PARTNERS LP
FOUR PALO ALTO SQUARE STE 100
3000 EL CAMINO REAL
PALO ALTO CA 94306-2100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sheila Mayoral 650 328-8207

2. A. General Assessment (item 2e from page 2) $ 9,824
   B. Less payment made with SIPC-6 filed (exclude interest) (1,795)
      10/24/2011
      Date Paid
   C. Less prior overpayment applied (532)
   D. Assessment balance due or (overpayment) 7,497
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,497
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 7,497
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US Arma Partners LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of May, 2012.

Office Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Apr 1, 20 11 and ending Mar 31, 20 12

Item No.		Eliminate cents
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,929,720
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 3,929,720
2e.	General Assessment @ .0025	$ 9,824
		(to page 1, line 2.A.)

EisnerAmper LLP
Accountants & Advisors

www.eisneramper.com